UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 7

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PLX Technology, Inc.

(Name of Subject (Issuer))

Pinewood Acquisition Corp.

Integrated Device Technology, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	693417107
(Titles of classes of securities)	(CUSIP number of class of securities)

Integrated Device Technology, Inc.

Matthew Brandalise, Esq.

General Counsel & Secretary

6024 Silver Creek Valley Road

San Jose, CA 95138

(408) 284-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Mark Roeder, Esq.

Jamie Leigh, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$323,763,420.12	$37,103.29

*	Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of the average of the high and low per share prices of PLX Technology, Inc. common stock as reported on the NASDAQ Global Market on May 16, 2012 of $6.44 multiplied by the maximum possible number of shares of PLX Technology, Inc. common stock to be exchanged pursuant to the offer and the subsequent merger.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $37,103.29	Filing Party: Pinewood Acquisition Corp. and Integrated Device Technology, Inc.
Form or Registration No.: Schedule TO	Date Filed: May 22, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2012 and amended on June 6, 2012, June 12, 2012, June 19, 2012, July 11, 2012, August 9, 2012 and September 5, 2012, by Pinewood Acquisition Corp., a Delaware corporation (“Pinewood”) and a wholly-owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“IDT”), relating to the offer by Pinewood to purchase all of the issued and outstanding shares of common stock of PLX Technology, Inc., a Delaware corporation (“PLX”), par value $0.001 per share (the “Shares”), in exchange for (i) 0.525 of a share of common stock of IDT and (ii) $3.50 in cash, per Share, without interest and less any applicable withholding taxes, on the terms and conditions contained in the Prospectus/Offer to Purchase (as defined below), and in the related Letter of Transmittal, (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment is being filed on behalf of Purchaser.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 30, 2012 (as amended, the “Merger Agreement”), among IDT, Pinewood, Pinewood Merger Sub, LLC (“Pinewood LLC”), a Delaware limited liability company and a wholly-owned subsidiary of IDT, and PLX, which contemplates the merger of Pinewood Acquisition with and into PLX (the “Merger”) following the consummation of the Offer. Immediately after the Merger, if certain conditions are met, PLX will merge with Pinewood LLC, with Pinewood LLC continuing as the final surviving entity. IDT has filed with the SEC Amendment No. 7 to its registration statement on Form S-4 (File No. 333-181571) relating to the IDT shares to be issued to the stockholders of PLX (other than IDT) in the Offer and the Merger (as amended, the “Registration Statement”). The Prospectus/Offer to Purchase forms a part of the Registration Statement (as amended, the “Prospectus/Offer to Purchase”).

The terms and conditions of the Offer and the Merger are set forth in the Prospectus/Offer to Purchase and in the related Letter of Transmittal, copies of which are Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

All of the information set forth in the Prospectus/Offer to Purchase and the related Letter of Transmittal, and any prospectus supplement or other amendment or supplement thereto filed with the SEC by IDT, is hereby incorporated by reference in all items in this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and replaced in its entirety with the following:

The information set forth in the sections of the Prospectus/Offer to Purchase entitled “Questions and Answers Regarding the Transaction” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

Item 2 of the Schedule TO is hereby amended and replaced in its entirety with the following:

(a) Name and Address. The subject company is PLX Technology, Inc., and its principal executive office is located at 870 W. Maude Avenue, Sunnyvale, California 94085. Its telephone number at such office is (408) 774-9060.

(b) Securities. Based upon information provided by PLX, there were 45,024,661 shares of common stock, par value $0.001 per share, of PLX issued and outstanding as of October 1, 2012.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Purchase entitled “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 3 of the Schedule TO is hereby amended and replaced in its entirety with the following:

(a), (b), (c) This Schedule TO is filed by Pinewood Acquisition Corp. and Integrated Device Technology, Inc. The information set forth in the sections of the Prospectus/Offer to Purchase entitled “Information With Respect to IDT, Pinewood and Pinewood LLC,” “Additional Information—Where You Can Find Additional Information” and “Annex D—Information Concerning Directors and Executive Officers of IDT, Pinewood and Pinewood LLC” is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and replaced in its entirety with the following:

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Purchase entitled “Questions and Answers Regarding the Transaction,” “Summary,” “The Offer,” “Certain Effects of the Offer,” “The Merger Agreement” and “Comparison of Rights of Holders of IDT Common Stock and PLX Common Stock” and in the related Letter of Transmittal is incorporated herein by reference.

(b) Mergers or Similar Transactions. The information set forth in the sections of the Prospectus/Offer to Purchase entitled “Questions and Answers Regarding the Transaction,” “Summary,” “Background and Reasons for the Offer and the Merger,” “The Offer,” “Certain Effects of the Offer,” “The Merger Agreement” and “Comparison of Rights of Holders of IDT Common Stock and PLX Common Stock” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) Transactions, Significant Corporate Events. The information set forth in the sections of the Prospectus/Offer to Purchase entitled “Summary,” “Background and Reasons for the Offer and the Merger” “The Offer,” “Interests of Certain Persons in the Offer and the Merger,” “The Merger Agreement,” “Other Agreements Related to the Transaction” is incorporated herein by reference.

Item 10. Financial Statements.

Item 10 of the Schedule TO is hereby amended and replaced in its entirety with the following:

(a) Financial Statements. The financial information set forth in IDT’s Annual Report on Form 10-K for the year ended April 1, 2012, filed with the SEC on May 21, 2012; in IDT’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2012, filed with the SEC on August 8, 2012; and the information set forth in the sections of the Prospectus/Offer to Purchase entitled “Additional Information” and “Selected Historical Financial Data” is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the section of the Prospectus/Offer to Purchase entitled “Unaudited Pro Forma Condensed Combined Financial Data” is incorporated herein by reference.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and replaced in its entirety with the following:

(a) Agreement, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Prospectus/Offer to Purchase entitled “Questions and Answers Regarding the Transaction,” “Summary,” “Background and Reasons for the Offer and the Merger,” “The Offer,” “Certain Legal Matters,” “Certain Effects of the Offer,” “Interests of Certain Persons in the Offer and the Merger,” “The Merger Agreement” and “Other Agreements Related to the Transaction” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Prospectus/Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pinewood Acquisition Corp.

By:	/s/ Matthew Brandalise
Name: Matthew Brandalise
Title: Secretary

Integrated Device Technology, Inc

By:	/s/ Richard D. Crowley, Jr.
Name: Richard D. Crowley, Jr.
Title: Senior Vice President, Chief Financial Officer

Date: October 3, 2012

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4, filed by IDT with the SEC on May 22, 2012 (the “Form S-4”)).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Form S-4).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4).

(a)(1)(E)	Form of Letter to Participants in the PLX Technology, Inc. Employee Stock Ownership Plan (“ESOP”) and ESOP Instruction Letter (incorporated by reference to Exhibit 99.5 to the Form S-4).

(a)(4)	Prospectus/Offer to Purchase relating to shares of IDT common stock to be issued in the Offer and the Merger (incorporated by reference to the Form S-4).

(a)(5)(A)	Joint Press Release issued by IDT and PLX, dated April 30, 2012, announcing the execution of the Agreement and Plan of Merger among IDT, Pinewood, Pinewood LLC and PLX (incorporated by reference to Exhibit 99.1 to IDT’s Current Report on Form 8-K filed on April 30, 2012).

(a)(5)(B)	Letter from IDT to Customers, dated April 30, 2012 (incorporated by reference to IDT’s filing with the SEC on April 30, 2012 pursuant to Rule 425).

(a)(5)(C)	Questions and Answers Script Regarding Merger Transaction, dated April 30, 2012 (incorporated by reference to IDT’s filing with the SEC on April 30, 2012 pursuant to Rule 425).

(a)(5)(D)	Letter to IDT Worldwide Sales Team, dated April 30, 2012 (incorporated by reference to IDT’s filing with the SEC on April 30, 2012 pursuant to Rule 425).

(a)(5)(E)	Transcript of IDT Earnings Conference Call held on April 30, 2012 (incorporated by reference to IDT’s filing with the SEC on May 1, 2012 pursuant to Rule 425).

(a)(5)(F)	Investor Slide Presentation, dated May 3, 2012 (incorporated by reference to IDT’s filing with the SEC on May 3, 2012 pursuant to Rule 425).

(a)(5)(G)	Transcript of Excerpt of JP Morgan Technology, Media & Telecom Conference held on May 17, 2012 (incorporated by reference to IDT’s filing with the SEC on May 18, 2012 pursuant to Rule 425).

(a)(5)(H)*	Press Release, dated May 22, 2012, announcing the commencement of the Offer.

(a)(5)(I)	Summary Advertisement as published in the New York Times on May 22, 2012 (incorporated by reference to Exhibit 99.8 to the Form S-4).

(a)(5)(J)	Press release issued by IDT, dated June 4, 2012, announcing the end of the “go-shop” period (incorporated by reference to Exhibit 99.1 to IDT’s Current Report on Form 8-K filed on June 4, 2012).

(a)(5)(K)	Presentation to PLX Employees, dated June 5, 2012 (incorporated by reference to IDT’s filing with the SEC on June 5, 2012 pursuant to Rule 425).

(a)(5)(L)	Excerpts from Presentation to IDT Employees, dated June 5, 2012 (incorporated by reference to IDT’s filing with the SEC on June 5, 2012 pursuant to Rule 425).

(a)(5)(M)	Complaint filed by Deborah J. Cox in the Court of Chancery of the State of Delaware on May 14, 2012 (incorporated by reference to Exhibit 99.14 of the Form S-4).

(a)(5)(N)	Amended Complaint filed by Deborah J. Cox in the Court of Chancery of the State of Delaware on May 25, 2012 (incorporated by reference to Exhibit 99.16 of Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-181571), filed by IDT on June 6, 2012).

(a)(5)(O)	Press Release, dated June 19, 2012, announcing the extension of the expiration of the offer (incorporated by reference to Exhibit 99.1 to IDT’s Current Report on Form 8-K filed on June 19, 2012).

(a)(5)(P)	Notice of Voluntary Dismissal filed by Deborah J. Cox in the Court of Chancery of the State of Delaware on June 19, 2012 (incorporated by reference to Exhibit 99.18 of Amendment No. 4 to the Registration Statement on Form S-4 (File No. 333-181571), filed by IDT on July 11, 2012).

(a)(5)(Q)	Press Release issued by IDT, dated July 11, 2012, announcing the extension of the expiration date of the offer (incorporated by reference to Exhibit 99.1 to IDT’s Current Report on Form 8-K filed on July 11, 2012).

(a)(5)(R)	Press Release issued by IDT, dated August 9, 2012, announcing the extension of the expiration date of the offer (incorporated by reference to Exhibit 99.1 to IDT’s Current Report on Form 8-K filed on August 8, 2012).

(a)(5)(S)	Form of Notice to Participants in the ESOP of Opportunity to Elect to Receive a Distribution or Tender ESOP Shares Pursuant to the Offer (incorporated by reference to Exhibit (a)(1)(I) to PLX’s Amendment No. 6 to Schedule 14D-9 filed on August 28, 2012).

(a)(5)(T)	Press Release issued by IDT, dated September 5, 2012, announcing the extension of the expiration date of the offer (incorporated by reference to Exhibit 99.1 to IDT’s Current Report on Form 8-K filed on September 5, 2012).

(a)(5)(U)	Press Release issued by IDT, dated October 3, 2012, announcing the extension of the expiration date of the offer (incorporated by reference to Exhibit 99.1 to IDT’s Current Report on Form 8-K filed on October 3, 2012).

(b)(1)	Commitment Letter, dated as of April, 30, 2012, among IDT and J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 99.9 to the Form S-4).

(b)(2)	Master Purchase Agreement, dated June 13, 2011, by and between IDT and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to IDT’s Current Report on Form 8-K (File No. 000-12695), filed with the SEC on June 17, 2011), as amended by Amendment No. 1 to such agreement (incorporated by reference to Exhibit 10.36 to IDT’s Annual Report on Form 10-K for fiscal year ended April 1, 2012 (File No. 000-12695), filed with the SEC on May 21, 2012).

(b)(3)	IDTI Agreement, dated June 13, 2011, by IDT in favor of Bank of America, N.A. and certain additional parties specified therein (incorporated by reference to Exhibit 10.2 to IDT’s Current Report on Form 8-K (File No. 000-12695), filed with the SEC on June 17, 2011).

(d)(1)	Agreement and Plan of Merger, dated as of April 30, 2012, among IDT, Pinewood, Pinewood LLC and PLX (incorporated by reference to Exhibit 2.1 to IDT’s Current Report on Form 8-K filed on April 30, 2012).

(d)(2)	Tender and Support Agreement, dated as of April 30, 2012, among IDT, Pinewood and the stockholders of PLX party thereto (incorporated by reference to Exhibit 99.2 to IDT’s Current Report on Form 8-K filed on April 30, 2012).

(d)(3)	Mutual Non-Disclosure Agreement, dated as of March 31, 2012, between IDT and PLX (incorporated by reference to Exhibit 99.10 to the Form S-4).

(d)(4)	Letter Agreement of Exclusivity, dated as of March 31, 2012, between IDT and PLX (incorporated by reference to Exhibit 99.11 to the Form S-4).

(h)(1)	Form of Opinion of Baker & McKenzie LLP with respect to tax matters (incorporated by reference to Exhibit 99.7 to the Form S-4).

*	Previously filed with the Schedule TO.